Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

August […], 2012

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal-Johnson
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
Schooner Global Absolute Return Fund (S000032795)

Dear Ms. O’Neal-Johnson:

This amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of August 15, 2012 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 323 to its registration statement, filed on behalf of its series, Schooner Global Absolute Return Fund (the “Fund”).  PEA No. 323 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on July 2, 2012 for the purpose of adding a Controlled Foreign Corporation to the Fund.  The Trust is filing this PEA No. […] pursuant to Rule 485(b) with the revisions discussed herein in response to your comments, to update the Fund’s financial statements and make certain non-material changes as appropriate, and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or any other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

PROSPECTUS

Prospectus – Summary Section – Fees and Expenses of the Fund

1.
Staff Comment:  Please confirm that the Fund does not have acquired fund fees and expenses (“AFFE”) greater than 0.01% that should be disclosed as a separate line item in the Fees and Expenses of the Fund table.

Response:  The Trust responds supplementally by stating that the Fund has included a line item for AFFE in the Fees and Expenses of the Fund table, an updated version of which has been included below:

Shareholder Fees (fees paid directly from your investment)
None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.65%
Other Expenses(1)
Dividends and Interest Expense on Short Positions	0.23%
Remainder of Other Expenses	1.47%
Acquired Fund Fees and Expenses	0.14%
Total Annual Fund Operating Expenses(2)	3.49%
Less Fee Waiver/ Expense Reimbursement	-1.17%
Total Annual Fund Operating Expenses After Fee Waiver/ Expense Reimbursement(3)	2.32%

(1)
The expenses of the Fund’s wholly-owned Subsidiary (defined below) are consolidated with those of the Fund and are not presented as a separate expense.  Other Expenses reflect operations of the Fund for the period following the Reorganization (defined below) from November 7, 2011 through May 31, 2012.

(2)
Total Annual Fund Operating Expenses do not correlate to the Ratio of Expenses to Average Net Assets found within the “Financial Highlights” section of this Prospectus, because acquired fund fees and expenses are not included in the ratio.

(3)
Pursuant to an operating expenses limitation agreement between the Fund’s investment advisor, Schooner Investment Group, LLC (the “Advisor”) and the Fund, the Advisor has agreed to waive its management fees and/or reimburse expenses of the Fund to ensure that Total Annual Fund Operating Expenses (exclusive of interest and tax expenses, brokerage commissions, extraordinary and non-recurring expenses, acquired fund fees and expenses (“AFFE”) and dividends and interest on short positions) do not exceed 1.95% of the Fund’s average net assets.  The expense limitation will remain in effect through at least August 31, 2022, and may be terminated only by the Trust’s Board of Trustees (the “Board of Trustees”).  The Advisor is permitted to be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years, subject to the limitation on the Fund’s expenses.

2.	Staff Comment: Please confirm that the Fees and Expenses of the Fund table will include a breakdown of expenses related to the Fund’s short positions.

Response:  The Trust responds supplementally by stating that the Fund has included a breakdown of “Other Expenses,” including dividends and interest related to short positions, as reflected in the updated table provided in response to Staff Comment #1 above.

Prospectus – General Comments Related to the Wholly-Owned Subsidiary

3.	Staff Comment: Please confirm the following with respect to the wholly owned subsidiary of the Fund described in the discussion of the Fund’s principal investment strategies (the “Subsidiary”):
(a)	whether all expenses related to the use of the Subsidiary have been included in the Fees and Expenses of the Fund table;
(b)
whether the Subsidiary is managed pursuant to compliance procedures and policies that are substantially similar to the Fund’s, particularly as to those procedures and policies relating to investment policies and restrictions, leverage, liquidity, brokerage and valuation;

(c)	who will serve as investment adviser to the Subsidiary, and whether the adviser receives separate compensation from the Subsidiary;
(d)	that the Subsidiary’s financial statements will be consolidated with the Fund’s financial statements and disclosed in the Fund’s annual and semi-annual reports filed with SEC;
(e)	that the Subsidiary will enter into an advisory contract pursuant to the requirements of 15(a) of the Investment Company Act of 1940, as amended (the “1940 Act”);
(f)	that the Subsidiary will comply with Sections 10 and 16 of the 1940 Act regarding the Subsidiary’s board of directors;
(g)	whether the Subsidiary will have the same custodian and auditor as the Fund;
(h)	that the Subsidiary will consent to service of process on the Subsidiary and examinations of Subsidiary’s books and records; and
(i)	that the Subsidiary’s board of directors will execute the Fund’s post-effective amendments.

Response: The Trust responds by stating supplementally that:

(a)	All expenses related to the use of the Subsidiary have been reflected in the Fees and Expenses of the Fund table.
(b)	The Subsidiary will be subject to the investment policies and restrictions of the Fund, including those related to investment policies and restrictions, leverage, liquidity, brokerage and valuation.
(c)	The Subsidiary is advised by the Fund’s investment adviser, Schooner Investment Group, LLC (“Schooner”). Schooner will not receive separate compensation from the Subsidiary.
(d)	The Subsidiary’s financial statements will be consolidated with the Fund’s financial statements and reported in the Fund’s annual and semi-annual reports to shareholders filed with the SEC.
(e)
The Subsidiary will not enter into an advisory contract pursuant to the requirements of Section 15(a) of the 1940 Act, as the Subsidiary will be exempt from registration pursuant to Section 3(c)(7) of the 1940 Act.

(f)
the Subsidiary will not comply with sections 10 and 16 of the 1940 Act regarding the Subsidiary’s board of directors, as the Subsidiary will be exempt from registration pursuant to Section 3(c)(7) of the 1940 Act.  The duties of the Subsidiary’s board of directors will necessarily be limited as the activities of the Subsidiary will be limited.  As indicated in response to Comment 3(b) above, all of the investments of the Subsidiary will be subject to the investment policies and restrictions of the Fund.  The Trust’s chief compliance officer will prepare reports for the Trust’s Board of Trustees concerning compliance with such policies and restrictions.  Also as indicated in the response to Comment 3(d) above, the Subsidiary’s financial statements will be consolidated with the Fund’s financial statements.  Accordingly the investments and financial statements of the Subsidiary will be subject to the general oversight of the Trust’s Board of Trustees.

(g)	The Subsidiary will have the same custodian and auditor as the Fund.
(h)	The Subsidiary will consent to service of process on the Subsidiary and examinations of Subsidiary’s books and records.
(i)	The Fund will in the future seek to have the directors of the Subsidiary sign the signature page of the Fund’s registration statement if and to the extent required at the time under applicable law.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers